saft


06018679

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL
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Bagnolet, September 21 2006

RE: Saft Groupe S.A.
Submission Pursuant to Rule 12g3-2(b) (iii)
File N° 82-34897

SUPPL

Dear Sir or Madam,

On behalf of Saft Groupe S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), the following documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders.

- **Saft Groupe SA reports 2006 first half earnings**

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at +33 1 49 93 17 77, jill.ledger@saftbatteries.com - should you have any questions or require further information. Finally, I would greatly appreciate your acknowledging receipt of this letter [and the enclosure] by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, envelope.

PROCESSED
NOV 2 4 2006
THOMSON
FINANCIAL

Yours faithfully

Jill Ledger
Corporate Communication
and Investor Relations Director



communiqué de presse **press release**


SEC MAIL
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N° 48-06

Saft Groupe SA reports 2006 first half earnings

Paris, 21 September 2006 – Saft, leader in the design, development and manufacture of high-end batteries for industry and defence, announces its results for the 6 month period ended 30 June 2006.

First half results highlights

- Sales, EBITDA and EBIT all in line with expectations. Year-on-year decline due to lower demand from US military, as previously announced.
- Net income up 89% to €21.7m due to lower finance costs.
- Johnson Controls-Saft joint venture registers first successes.

All excluding non-recurring items

Outlook for 2006

- Sales expected to be towards the top of the guidance range of €540m - €550m.
- Profit guidance maintained subject to nickel costs not averaging more than $25,000 per tonne throughout H2.
- Market drivers remain positive.

John Searle, Chairman of the Management Board, commented:- "2006 is undoubtedly a year of transition for Saft as we adjust to a fall in sales to the US Army of approximately € 35m, due to their over-stocking. However, although sales, EBITDA and EBIT are therefore lower than last year, we continue to achieve very strong margins, driven by the combination of tight cost management and our competitive advantages in terms of technology, long term customer relationships and our leading position in key markets. Despite this sales reduction, net income has increased substantially, due to significantly reduced finance costs."

Consolidated results – first half 2006

€ m	6 months ended 30 June			6 months ended 30 June		
	2006	2005	% growth	2006	2005	% growth
	Excluding non-recurring			As reported		
Sales	280.9	289.8	(3.1%)	280.9	289.8	(3.1%)
Gross profit	88.5	90.7	(2.4%)	88.5	90.7	(2.4%)
Gross profit %	*31.5%*	*31.3%*		*31.5%*	*31.3%*	
EBITDA*	54.0	59.6	(9.4%)	54.0	53.3	1.3%
EBITDA %	*19.2%*	*20.6%*		*19.2%*	*18.4%*	
EBIT*	41.2	46.2	(10.8%)	41.2	39.9	3.3%
EBIT %	*14.7%*	*15.9%*		*14.7%*	*13.8%*	
Profit before income tax**	32.2	19.9	61.8%	47.7	13.6	250.7%
Net income***	21.7	11.5	88.7%	31.1	5.2	498.1%
EPS (€ per share)	1.17	0.62	88.7%	1.68	0.28	498.1%

Notes:

1. There have been the following changes in consolidation perimeter between 2005 and 2006:

- *Full consolidation from January 2006 of the new Indian subsidiary, AMCO-Saft India Ltd, and elimination of the 49% minority interest,*
- *Equity accounting from January 2006 for Saft's 49% share of the new joint venture Johnson Controls – Saft Advanced Power Solutions LLC ("JC-S"),*
- *Equity accounting for Saft's 50% share of the ASB joint venture with EADS. In 2005, Saft proportionately consolidated ASB. The 2005 results have been restated throughout this document to be consistent with the new 2006 perimeter.*

2. EBIT is defined as net income from operations, before restructuring costs and other income and expenses.

3. EBITDA is defined as net income from operations, before depreciation, amortisation, restructuring costs and other income and expenses.

* *Includes non-recurring transaction costs of € 6.3m in 2005.*

** *Includes non-recurring transaction costs as above in 2005, and non-recurring profit before tax on creation of JC-S of € 15.5m in 2006.*

*** *Includes non-recurring transaction costs as above in 2005, and non-recurring profit after tax in connection with the creation of JC-S of € 9.4m in 2006.*

Key figures

- Sales were € 280.9m in the first half of 2006, compared with € 289.8m in the first half of 2005, a decline of 3.1%.
- After adjusting for non-recurring items in the first halves of both 2005 and 2006:
  - EBITDA was € 54.0m (19.2% of sales), compared with € 59.6m (20.6% of sales) in 2005.
  - EBIT was € 41.2m (14.7% of sales), compared with € 46.2m (15.9% of sales) in 2005.
  - Net income was € 21.7m compared with € 11.5m in 2005, an increase of 88.7%.
  - Earnings Per Share was € 1.17 compared with € 0.62 in 2005.
- The improvement in underlying net income (i.e. after adjusting for non-recurring items) is due to a reduction in finance costs. These have fallen compared with the first half of 2005 due to:
  - The refinancing which took place in July 2005 following the IPO, which resulted in lower debt and lower interest rates;
  - The first half of 2005 suffering from € 8.7m of foreign exchange losses.
- Reported net income has increased to € 31.1m in the first half of 2006, compared with € 5.2m in 2005, due to:
  - A non-recurring after-tax profit of € 9.4m in 2006 in connection with the creation of Saft's joint venture with Johnson Controls to address the hybrid and electric vehicle market;
  - Non-recurring transaction costs of € 6.3m in 2005 in connection with the IPO.
- Net debt at 30 June 2006 was € 315.7m, compared with € 334.8m at 31 December 2005. Net debt to EBITDA (adjusted for non-recurring items) was 3.0x.

Results by product line

Product line	6 months ended 30 June 2006				6 months ended 30 June 2005		
	Sales €m	Sales growth %	EBITDA €m	EBITDA margin %	Sales €m	EBITDA €m	EBITDA margin %
SBG	119.9	(8.9%)	28.1	23.4%	128.0	32.2	25.2%
IBG	120.7	0.9%	30.4	25.2%	116.9	30.7	26.3%
RBS	40.3	(11.0%)	(1.8)	-4.5%	44.9	1.2	2.7%
Other	0.0		(2.7)		0.0	(4.5)	
Total	280.9	(5.3%)	54.0	19.2%	289.8	59.6	20.6%

All at actual exchange rates, except sales growth % which is at constant exchange rates and constant perimeter.
Other in 2005 excludes non-recurring transaction costs of € 6.3m.

Speciality Battery Group

- SBG sales declined by 8.9% at constant exchange rates and constant perimeter. This € 11.7m decline at constant rates and perimeter comprised a € 21.5m fall in sales to the US Army, and net growth of € 9.8m across other segments, all of which have performed strongly.
- The EBITDA margin remained strong in the first half of 2006, despite the fall in sales to the US Army, following a restructuring of the US factory which manufactures for this customer. The majority of the decline compared with the prior year was due to an increased central recharge.

Industrial Battery Group

- IBG sales increased by 0.9% at constant exchange rates and constant perimeter. This increase occured despite a strong comparable due to some extraordinary additional sales in the Electric Vehicle segment in the second quarter of 2005. All segments performed in line with expectations, with sales in the Aviation and Telecom segments growing particularly strongly. This was partly offset by a fall in sales to railway customers after an exceptional performance in the first half of 2005.
- After adjusting for the increased central recharge, the EBITDA margin is broadly in line with the very good performance achieved in the first half of 2005.

Rechargeable Battery Systems

- RBS sales fell by 11.0% at constant exchange rates. This was entirely due to the non-strategic telecom and consumer segment, which now represents less than 10% of RBS sales. Encouragingly, Emergency Lighting sales showed modest year-on-year growth, with the Professional Electronics segment being broadly stable.
- The redundancy plan announced in December 2005, was successfully completed at the Nersac site by the end of June 2006. However, the benefits will only accrue in the second half of 2006. The EBITDA margin in the first half of the year suffered from:
    - Excess headcount pending the departure of the affected workers
    - Inefficient production during the negotiation of the redundancy plan
    - Nickel costs increasing in Q2
    - An increased central recharge

Other

- The "Other" cost centre includes central functions such as IT, research and central management, finance and administration, a proportion of which are recharged to the product lines.
- The fall in costs is principally due to an increased central recharge to the product lines, offset by the first half of 2006 including 6 months of increased costs incurred as a result of being a listed company, including financial communication, audit fees and a € 0.6m charge for the share option scheme.

Recent strategic developments

Saft continues to invest in order to deliver long-term growth and the following initiatives continue to reinforce Saft's key strengths:

Johnson Controls – Saft Advanced Power Solutions LLC ("JC-S")

Saft, together with Johnson Controls, have created the JC-S joint venture with the objective of becoming the leading Western supplier of batteries for hybrid and electric vehicles. Saft's proven expertise in high-performance, advanced battery technologies complements the strengths of Johnson Controls in high-volume production capabilities and outstanding knowledge of the global car industry. Saft contributed know-how, technology licences and contracts for a 49% stake in JC-S. Johnson Controls contributed know-how, technology licences, contracts and $40m of cash and assets for a 51% stake in JC-S.

Already, JC-S has announced:

- A two-year contract with USABC to continue its development work for advanced lithium-ion batteries for hybrid and electric vehicles;
- The signature of a letter of intent with a major vehicle manufacturer to develop, manufacture and supply lithium-ion hybrid vehicle batteries;
- That it will invest $15-20m in building a dedicated lithium-ion battery manufacturing facility at Saft's Nersac plant in France.

AMCO-Saft India Ltd

Saft has acquired a controlling 51% stake in AMCO-Saft India Ltd, an Indian industrial NiCd battery manufacturer, effective from January 2006. Objectives are to expand this company's existing business in the local industrial standby markets, and further penetrate the Indian railway and military markets.

Advanced Thermal Batteries Inc. ("ATB")

ASB, the joint venture between Saft and EADS, has created a new subsidiary, ATB, to develop and manufacture thermal batteries in the United States. ATB is located on an existing Saft site in Cockeysville, Maryland, and will supply advanced thermal batteries for missiles and smart weaponry to US customers.

Raw material costs

Nickel accounts for the largest proportion of Saft's purchases of traded metals. In 2005, Saft purchased approximately 1,300 tonnes of nickel. Nickel costs have increased significantly since April 2006. The average London Metal Exchange ("LME") cash prices per metric tonne were approximately:

- $15k in 2005
- $14.8k in Q1 2006
- $19.9k in Q2 2006
- $28.6k over July and August 2006

Saft has historically targeted making forward purchases to secure up to 66% of the next 12 months' requirements. Saft has a variety of nickel hedging contracts in place for 2006, but is not fully covered for the remainder of 2006.

This increase in nickel costs has not had a material effect on margins in H1. However, Saft has reacted promptly to the higher costs and volatility. IBG has implemented a general price increase, and RBS has introduced a surcharge relating to the LME cash price of nickel, both of which have been applied to new orders from 1 July 2006, (except where not contractually possible). SBG does not use nickel to any material extent.

The rise in nickel costs will reduce margins in H2, because not all purchases are hedged, and there will be a time-lag before the price increase and surcharge become effective. However, Saft expects that this margin decline will be temporary. Saft estimates that nickel costs would have to average more than $25k per tonne throughout H2 for EBITDA and EBIT to fall below their respective guidance ranges detailed in the Outlook section below.

During this period of high and volatile nickel costs, Saft has revised its hedging policy for 2007:

- For RBS, no hedging is being undertaken, as the surcharge is being applied instead;
- For IBG, no hedging is being undertaken at current prices, as our advisers forecast a fall in nickel costs.

Saft will continue to regularly review its pricing and hedging arrangements to determine what further action is required.

Outlook

Based on the new 2006 perimeter, Saft confirms that full year 2006 sales are expected to be towards the top of the guidance range of € 540m to € 550m. However, due to the headwind from increasing nickel costs, the objectives for EBITDA and EBIT remain unchanged at EBITDA of € 97m to € 101m and EBIT of € 71m to € 75m. As noted above, Saft estimates that nickel costs would have to exceed an average of $25,000 per tonne throughout the second half of 2006 for EBITDA and EBIT to fall below these objectives.

These objectives take into account:

- Expected sales to the US Army of approximately € 20m in 2006, which, as previously announced, is a decline of € 35m compared with 2005;
- Growth in IBG and in the remainder of SBG;
- A modest further decline at RBS;
- Current economic conditions and constant exchange rates.

Excluding the impact of JC-S, the objective for 2006 net income is € 37m to € 40m, assuming an effective tax rate of 35%.

The creation of JC-S will not materially affect sales, EBITDA or EBIT. However, it will increase net income by approximately € 6m, being the combination of:

- Non-recurring other income of € 15.5m on the creation of the JC-S joint venture. This represents Saft's share of the fair value of JC-S, after eliminating any internal profit, and after impairing related development costs. This other income was recorded in the first half of 2006, below EBITDA;
- Deferred tax of approximately € 6.1m on the above transaction, again recorded in the first half of 2006;
- Equity accounting for Saft's 49% of the losses of JC-S. The joint venture's pre-tax losses are provisionally estimated at € 10m in 2006 but will depend on its success in winning contracts. Saft's 49% share of approximately € 5m, less tax, will be reported below EBITDA, but will decrease net income.

John Searle, Chairman of the Management Board, added: "With regard to the medium term outlook, I confirm our previous guidance of 3 - 4% organic sales growth, excluding the incremental impact of our potential break-out growth opportunities. This includes 4 - 5% growth in each of SBG and IBG, which are well-positioned in terms of technology, customer relationships and leadership in their respective markets. Our expectations for RBS are for sales to be flat or slightly declining, but for the Nersac plant to have an increasingly important role in supporting the JC-S hybrid and electric vehicles joint venture, in terms of both NiMH development, and now Li-ion manufacturing.

With regard to 2006, in the light of our first half performance and our order book, I expect our full year sales to be towards the top of our guidance range of € 540m - € 550m. The extent to which this translates into profitability will depend on the strength of the headwind caused by the increase in nickel costs. Although we expect to be able to maintain margins in the medium term, the second half of 2006 will be impacted by the lag before our price increases and surcharges take effect.

I am very pleased with the progress we have made this year with our various strategic initiatives, including expansion into India and China. In addition, we have made an important strategic move with the creation of our JC-S joint venture, and the strength of this partnership is already being demonstrated by successes in the marketplace."

About Saft

Saft (Euronext : Saft) is a world specialist in the design and manufacture of high-tech batteries for industry. Saft batteries are used in high performance applications such as industrial infrastructure and processes, transportation, space and defence. Saft is the world's leading manufacturer of nickel-cadmium batteries for industrial applications and of primary lithium batteries for a wide range of end markets. The group is also the European leader for specialised advanced technologies for the defence and space industries. With approximately 3,800 employees worldwide, Saft is present in 18 countries. Its 18 manufacturing sites and extensive sales network enable the group to serve its customers worldwide.
For more information, visit Saft at www.saftbatteries.com

Press Contacts:

FINANCIAL DYNAMICS – Elodie MARCHAND, Laurent WORMSER
Elodie MARCHAND, Tel. : +33 6 11 47 43 08, e-mail : elodie.marchand@fd.com
Laurent WORMSER, Tél. : +33 6 32 65 79 28, E-mail : laurent.wormser@fd.com

SAFT - Jill LEDGER, Corporate Communications and Investor Relations Director
Tel. : +33 1 49 93 17 77, e-mail : jill.ledger@saftbatteries.com

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS

The financial information for the six month period ended 30 June 2006 presented in this document are excerpts from the interim consolidated financial statements of Saft Groupe for the six month period ended 20 June 2006 that have been approved by the Management Board, reviewed by the Audit Committee of the Management Board, approved by the Supervisory Board of Saft and subjected to a limited review by the statutory auditors of the company.

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans, objectives or results of operation. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Saft's plans and objectives to differ materially from those expressed or implied in the forward looking statements.


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Saft Groupe S.A.
2006 interim report






saft

September 21, 2006


saft



SAFT GROUPE SA

2006 INTERIM REPORT

Contents

Page

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS

The interim consolidated financial statements for the 6 months ended 30 June 2006 presented in this document have been approved by the Management Board, reviewed by the Audit Committee and approved by the Supervisory Board of Saft.

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans, objectives or results of operation. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Saft's plans and objectives to differ materially from those expressed or implied in the forward looking statements.

EXTRACT FROM 21st SEPTEMBER 2006 PRESS RELEASE

Saft Groupe SA reports 2006 first half earnings

Paris, 21 September 2006 – Saft, leader in the design, development and manufacture of high-end batteries for industry and defence, announces its results for the 6 month period ended 30 June 2006.

First half results highlights

- Sales, EBITDA and EBIT all in line with expectations. Year-on-year decline due to lower demand from US military, as previously announced.
- Net income up 89% to €21.7m due to lower finance costs.
- Johnson Controls-Saft joint venture registers first successes.

All excluding non-recurring items

Outlook for 2006

- Sales expected to be towards the top of the guidance range of €540m - €550m.
- Profit guidance maintained subject to nickel costs not averaging more than $25,000 per tonne throughout H2.
- Market drivers remain positive.

John Searle, Chairman of the Management Board, commented:- "2006 is undoubtedly a year of transition for Saft as we adjust to a fall in sales to the US Army of approximately € 35m, due to their over-stocking. However, although sales, EBITDA and EBIT are therefore lower than last year, we continue to achieve very strong margins, driven by the combination of tight cost management and our competitive advantages in terms of technology, long term customer relationships and our leading position in key markets. Despite this sales reduction, net income has increased substantially, due to significantly reduced finance costs."

Consolidated results – first half 2006

€ m	6 months ended 30 June			6 months ended 30 June		
	2006	2005	% growth	2006	2005	% growth
	Excluding non-recurring			As reported		
Sales	280.9	289.8	(3.1%)	280.9	289.8	(3.1%)
Gross profit	88.5	90.7	(2.4%)	88.5	90.7	(2.4%)
Gross profit %	*31.5%*	*31.3%*		*31.5%*	*31.3%*	
EBITDA*	54.0	59.6	(9.4%)	54.0	53.3	1.3%
EBITDA %	*19.2%*	*20.6%*		*19.2%*	*18.4%*	
EBIT*	41.2	46.2	(10.8%)	41.2	39.9	3.3%
EBIT %	*14.7%*	*15.9%*		*14.7%*	*13.8%*	
Profit before income tax**	32.2	19.9	61.8%	47.7	13.6	250.7%
Net income***	21.7	11.5	88.7%	31.1	5.2	498.1%
EPS (€ per share)	1.17	0.62	88.7%	1.68	0.28	498.1%

Notes:

1. *There have been the following changes in consolidation perimeter between 2005 and 2006:*
   - *Full consolidation from January 2006 of the new Indian subsidiary, AMCO-Saft India Ltd, and elimination of the 49% minority interest,*
   - *Equity accounting from January 2006 for Saft's 49% share of the new joint venture Johnson Controls – Saft Advanced Power Solutions LLC ("JC-S"),*
   - *Equity accounting for Saft's 50% share of the ASB joint venture with EADS. In 2005, Saft proportionately consolidated ASB. The 2005 results have been restated throughout this document to be consistent with the new 2006 perimeter.*
2. *EBIT is defined as income from operations, before restructuring costs and other income and expenses.*
3. *EBITDA is defined as net income from operations, before depreciation, amortisation, restructuring costs and other income and expenses.*

* *Includes non-recurring transaction costs of € 6.3m in 2005.*

** *Includes non-recurring transaction costs as above in 2005, and non-recurring profit before tax on creation of JC-S of € 15.5m in 2006.*

*** *Includes non-recurring transaction costs as above in 2005, and non-recurring profit after tax in connection with the creation of JC-S of € 9.4m in 2006.*

Key figures

- Sales were € 280.9m in the first half of 2006, compared with € 289.8m in the first half of 2005, a decline of 3.1%.
- After adjusting for non-recurring items in the first halves of both 2005 and 2006:
  - EBITDA was € 54.0m (19.2% of sales), compared with € 59.6m (20.6% of sales) in 2005.
  - EBIT was € 41.2m (14.7% of sales), compared with € 46.2m (15.9% of sales) in 2005.
  - Net income was € 21.7m compared with € 11.5m in 2005, an increase of 88.7%.
  - Earnings Per Share was € 1.17 compared with € 0.62 in 2005.
- The improvement in underlying net income (i.e. after adjusting for non-recurring items) is due to a reduction in finance costs. These have fallen compared with the first half of 2005 due to:
  - The refinancing which took place in July 2005 following the IPO, which resulted in lower debt and lower interest rates;
  - The first half of 2005 suffering from € 8.7m of foreign exchange losses.
- Reported net income has increased to € 31.1m in the first half of 2006, compared with € 5.2m in 2005, due to:
  - A non-recurring after-tax profit of € 9.4m in 2006 in connection with the creation of Saft's joint venture with Johnson Controls to address the hybrid and electric vehicle market;
  - Non-recurring transaction costs of € 6.3m in 2005 in connection with the IPO.
- Net debt at 30 June 2006 was € 315.7m, compared with € 334.8m at 31 December 2005. Net debt to EBITDA (adjusted for non-recurring items) was 3.0x.

Results by product line

Product line	6 months ended 30 June 2006				6 months ended 30 June 2005		
	Sales €m	Sales growth %	EBITDA €m	EBITDA margin %	Sales €m	EBITDA €m	EBITDA margin %
SBG	119.9	(8.9%)	28.1	23.4%	128.0	32.2	25.2%
IBG	120.7	0.9%	30.4	25.2%	116.9	30.7	26.3%
RBS	40.3	(11.0%)	(1.8)	-4.5%	44.9	1.2	2.7%
Other	0.0		(2.7)		0.0	(4.5)	
Total	280.9	(5.3%)	54.0	19.2%	289.8	59.6	20.6%

All at actual exchange rates, except sales growth % which is at constant exchange rates and constant perimeter.
Other in 2005 excludes non-recurring transaction costs of € 6.3m.

Speciality Battery Group

- SBG sales declined by 8.9% at constant exchange rates and constant perimeter. This € 11.7m decline at constant rates and perimeter comprised a € 21.5m fall in sales to the US Army, and net growth of € 9.8m across other segments, all of which have performed strongly.
- The EBITDA margin remained strong in the first half of 2006, despite the fall in sales to the US Army, following a restructuring of the US factory which manufactures for this customer. The majority of the decline compared with the prior year was due to an increased central recharge.

Industrial Battery Group

- IBG sales increased by 0.9% at constant exchange rates and constant perimeter. This increase occured despite a strong comparable due to some extraordinary additional sales in the Electric Vehicle segment in the second quarter of 2005. All segments performed in line with expectations, with sales in the Aviation and Telecom segments growing particularly strongly. This was partly offset by a fall in sales to railway customers after an exceptional performance in the first half of 2005.
- After adjusting for the increased central recharge, the EBITDA margin is broadly in line with the very good performance achieved in the first half of 2005.

Rechargeable Battery Systems

- RBS sales fell by 11.0% at constant exchange rates. This was entirely due to the non-strategic telecom and consumer segment, which now represents less than 10% of RBS sales. Encouragingly, Emergency Lighting sales showed modest year-on-year growth, with the Professional Electronics segment being broadly stable.
- The redundancy plan announced in December 2005, was successfully completed at the Nersac site by the end of June 2006. However, the benefits will only accrue in the second half of 2006. The EBITDA margin in the first half of the year suffered from:
  - Excess headcount pending the departure of the affected workers
  - Inefficient production during the negotiation of the redundancy plan
  - Nickel costs increasing in Q2
  - An increased central recharge

Other

- The "Other" cost centre includes central functions such as IT, research and central management, finance and administration, a proportion of which are recharged to the product lines.
- The fall in costs is principally due to an increased central recharge to the product lines, offset by the first half of 2006 including 6 months of increased costs incurred as a result of being a listed company, including financial communication, audit fees and a € 0.6m charge for the share option scheme.

Recent strategic developments

Saft continues to invest in order to deliver long-term growth and the following initiatives continue to reinforce Saft's key strengths:

Johnson Controls – Saft Advanced Power Solutions LLC ("JC-S")

Saft, together with Johnson Controls, have created the JC-S joint venture with the objective of becoming the leading Western supplier of batteries for hybrid and electric vehicles. Saft's proven expertise in high-performance, advanced battery technologies complements the strengths of Johnson Controls in high-volume production capabilities and outstanding knowledge of the global car industry. Saft contributed know-how, technology licences and contracts for a 49% stake in JC-S. Johnson Controls contributed know-how, technology licences, contracts and $40m of cash and assets for a 51% stake in JC-S.

Already, JC-S has announced:

- A two-year contract with USABC to continue its development work for advanced lithium-ion batteries for hybrid and electric vehicles;
- The signature of a letter of intent with a major vehicle manufacturer to develop, manufacture and supply lithium-ion hybrid vehicle batteries;
- That it will invest $15-20m in building a dedicated lithium-ion battery manufacturing facility at Saft's Nersac plant in France.

AMCO-Saft India Ltd

Saft has acquired a controlling 51% stake in AMCO-Saft India Ltd, an Indian industrial NiCd battery manufacturer, effective from January 2006. Objectives are to expand this company's existing business in the local industrial standby markets, and further penetrate the Indian railway and military markets.

Advanced Thermal Batteries Inc. ("ATB")

ASB, the joint venture between Saft and EADS, has created a new subsidiary, ATB, to develop and manufacture thermal batteries in the United States. ATB is located on an existing Saft site in Cockeysville, Maryland, and will supply advanced thermal batteries for missiles and smart weaponry to US customers.

Raw material costs

Nickel accounts for the largest proportion of Saft's purchases of traded metals. In 2005, Saft purchased approximately 1,300 tonnes of nickel. Nickel costs have increased significantly since April 2006. The average London Metal Exchange ("LME") cash prices per metric tonne were approximately:

- $15k in 2005
- $14.8k in Q1 2006
- $19.9k in Q2 2006
- $28.6k over July and August 2006

Saft has historically targeted making forward purchases to secure up to 66% of the next 12 months' requirements. Saft has a variety of nickel hedging contracts in place for 2006, but is not fully covered for the remainder of 2006.

This increase in nickel costs has not had a material effect on margins in H1. However, Saft has reacted promptly to the higher costs and volatility. IBG has implemented a general price increase, and RBS has introduced a surcharge relating to the LME cash price of nickel, both of which have been applied to new orders from 1 July 2006, (except where not contractually possible). SBG does not use nickel to any material extent.

The rise in nickel costs will reduce margins in H2, because not all purchases are hedged, and there will be a time-lag before the price increase and surcharge become effective. However, Saft expects that this margin decline will be temporary. Saft estimates that nickel costs would have to average more than $25k per tonne throughout H2 for EBITDA and EBIT to fall below their respective guidance ranges detailed in the Outlook section below.

During this period of high and volatile nickel costs, Saft has revised its hedging policy for 2007:

- For RBS, no hedging is being undertaken, as the surcharge is being applied instead;
- For IBG, no hedging is being undertaken at current prices, as our advisers forecast a fall in nickel costs.

Saft will continue to regularly review its pricing and hedging arrangements to determine what further action is required.

Outlook

Based on the new 2006 perimeter, Saft confirms that full year 2006 sales are expected to be towards the top of the guidance range of € 540m to € 550m. However, due to the headwind from increasing nickel costs, the objectives for EBITDA and EBIT remain unchanged at EBITDA of € 97m to € 101m and EBIT of € 71m to € 75m. As noted above, Saft estimates that nickel costs would have to exceed an average of $25,000 per tonne throughout the second half of 2006 for EBITDA and EBIT to fall below these objectives.

These objectives take into account:

- Expected sales to the US Army of approximately € 20m in 2006, which, as previously announced, is a decline of € 35m compared with 2005;
- Growth in IBG and in the remainder of SBG;
- A modest further decline at RBS;
- Current economic conditions and constant exchange rates.

Excluding the impact of JC-S, the objective for 2006 net income is € 37m to € 40m, assuming an effective tax rate of 35%.

The creation of JC-S will not materially affect sales, EBITDA or EBIT. However, it will increase net income by approximately € 6m, being the combination of:

- Non-recurring other income of € 15.5m on the creation of the JC-S joint venture. This represents Saft's share of the fair value of JC-S, after eliminating any internal profit, and after impairing related development costs. This other income was recorded in the first half of 2006, below EBITDA;
- Deferred tax of approximately € 6.1m on the above transaction, again recorded in the first half of 2006;
- Equity accounting for Saft's 49% of the losses of JC-S. The joint venture's pre-tax losses are provisionally estimated at € 10m in 2006 but will depend on its success in winning contracts. Saft's 49% share of approximately € 5m, less tax, will be reported below EBITDA, but will decrease net income.

John Searle, Chairman of the Management Board, added: "With regard to the medium term outlook, I confirm our previous guidance of 3 - 4% organic sales growth, excluding the incremental impact of our potential break-out growth opportunities. This includes 4 - 5% growth in each of SBG and IBG, which are well-positioned in terms of technology, customer relationships and leadership in their respective markets. Our expectations for RBS are for sales to be flat or slightly declining, but for the Nersac plant to have an increasingly important role in supporting the JC-S hybrid and electric vehicles joint venture, in terms of both NiMH development, and now Li-ion manufacturing.

With regard to 2006, in the light of our first half performance and our order book, I expect our full year sales to be towards the top of our guidance range of € 540m - € 550m. The extent to which this translates into profitability will depend on the strength of the headwind caused by the increase in nickel costs. Although we expect to be able to maintain margins in the medium term, the second half of 2006 will be impacted by the lag before our price increases and surcharges take effect.

I am very pleased with the progress we have made this year with our various strategic initiatives, including expansion into India and China. In addition, we have made an important strategic move with the creation of our JC-S joint venture, and the strength of this partnership is already being demonstrated by successes in the marketplace."

About Saft

Saft (Euronext : Saft) is a world specialist in the design and manufacture of high-tech batteries for industry. Saft batteries are used in high performance applications such as industrial infrastructure and processes, transportation, space and defence. Saft is the world's leading manufacturer of nickel-cadmium batteries for industrial applications and of primary lithium batteries for a wide range of end markets. The group is also the European leader for specialised advanced technologies for the defence and space industries. With approximately 3,800 employees worldwide, Saft is present in 18 countries. Its 18 manufacturing sites and extensive sales network enable the group to serve its customers worldwide.
For more information, visit Saft at www.saftbatteries.com

Press Contacts:

FINANCIAL DYNAMICS – Elodie MARCHAND, Laurent WORMSER
Elodie MARCHAND, Tel. : +33 6 11 47 43 08, e-mail : elodie.marchand@fd.com
Laurent WORMSER, Tél. : +33 6 32 65 79 28, E-mail : laurent.wormser@fd.com

SAFT - Jill LEDGER, Corporate Communications and Investor Relations Director
Tel. : +33 1 49 93 17 77, e-mail : jill.ledger@saftbatteries.com

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS

The financial information for the six month period ended 30 June 2006 presented in this document are excerpts from the interim consolidated financial statements of Saft Groupe for the six month period ended 30 June 2006 that have been approved by the Management Board, reviewed by the Audit Committee of the Management Board, approved by the Supervisory Board of Saft and subjected to a limited review by the statutory auditors of the company.

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans, objectives or results of operation. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Saft's plans and objectives to differ materially from those expressed or implied in the forward looking statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2006

Contents

Interim consolidated balance sheet

ASSETS

in € million	At June 30, 2006	At December 31, 2005
ASSETS		
Non-current assets		
Property, plant and equipment, net	107.0	105.1
Assets held under finance leases	3.3	3.3
Investment in associates	20.9	6.8
Investment properties	0.6	0.7
Goodwill	117.5	122.5
Intangible assets, net	249.8	252.8
Investments in related undertakings	0.4	0.4
Deferred tax assets	11.7	17.3
Financial receivables	2.4	1.4
	513.6	510.3
Current assets		
Inventories	70.6	66.9
Trade and other receivables	117.2	119.9
Derivative instruments	3.9	4.3
Cash and cash equivalents	71.5	64.1
	263.2	255.2
Total assets	**776.8**	**765.5**

LIABILITIES AND EQUITY

in € million	Note	At June 30, 2006	At December 31, 2005
SHAREHOLDERS' EQUITY	5		
Share capital		18.5	18.5
Share premium		(2.6)	15.5
Cumulative translation adjustment		(1.1)	2.3
Fair value and other reserve		12.5	9.3
Group consolidated reserves		64.3	27.4
Minority interest		0.7	-
Total shareholders' equity		92.3	73.0
LIABILITIES			
Non-current liabilities			
Contingent advances		5.2	5.2
Debt		379.1	394.9
Other non-current liabilities		2.9	3.1
Deferred tax liabilities		63.2	56.7
Pensions and other long-term employee benefits		12.5	12.2
Provisions for liabilities and charges	6	45.6	50.6
		508.5	522.7
Current liabilities			
Trade and other payables		133.5	130.1
Progress payments received		9.9	8.2
Taxes payable		2.9	3.8
Debt		8.1	4.0
Derivative instruments		1.2	0.8
Pensions and other long-term employee benefits		0.5	0.5
Provisions for liabilities and charges	6	19.9	22.4
		176.0	169.8
Total liabilities and equity		**776.8**	**765.5**

Interim consolidated income statement

in € million	Note	Six months ended: June 30, 2006	Six months ended: June 30, 2005
Sales		280.9	289.8
Cost of sales		(192.4)	(199.1)
Gross profit		**88.5**	**90.7**
Selling and marketing costs		(17.2)	(16.1)
Administrative expenses		(21.3)	(19.0)
Transaction expenses		-	(6.3)
Research and development expenses		(8.8)	(9.4)
Restructuring expenses		(0.2)	(0.3)
Other operating income/expenses		16.8	0.1
Operating profit		**57.8**	**39.7**
Finance costs net	**8**	**(8.5)**	**(26.3)**
Share of profit / (loss) of associates		(1.6)	0.2
Profit before income tax		**47.7**	**13.6**
Income tax expenses		(16.6)	(8.4)
Profit for the period		**31.1**	**5.2**
Attrributable to :			
Equity holders of the company		**31.2**	**5.2**
Minority interest		**(0.1)**	**-**
Earnings per share for profit attributable to the equity holders of the company during the year (in € per share)			
Basic		1.68	0.28
Diluted		1.68	0.28

Interim consolidated statement of income and expenses recognised in the period

	6 months ended 30 June 2006	Year ended 31 December 2005
Fair value gains/(losses), cash flow hedge	0.8	2.8
Fair value gains/(losses), net investment hedge	5.4	(2.3)
Actuarial gains and losses on defined benefit pension plan	-	6.9
Currency translation adjustments	(3.5)	0.2
Tax effect on income / (expenses) recognised directly in equity	(3.0)	(0.3)
Net income/(expenses) recognised directly in equity	(0.3)	7.3
Profit for the period	31.1	20.4
Total recognised income in the period	**30.8**	**27.7**
Attributable to:		
Shares	30.9	27.7
Minority interests	(0.1)	-

The analysis of equity is detailed in note 5.

Interim consolidated statement of cash flows

in € million	Note	Six months ended June 30, 2006	Six months ended June 30, 2005
Cash flows from operating activities			
Cash generated from operations	9	39.2	41.7
Interest paid		(4.4)	(17.3)
Income tax paid		(8.0)	(1.7)
Net cash provided by operating activities		26.8	22.7
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired		(1.8)	-
Purchase of property plant and equipment (PPE)		(11.8)	(9.6)
Proceeds from sale of PPE		0.1	0.1
Purchase of intangible assets		(3.2)	(2.5)
Purchases of short-term securities		(0.8)	(0.1)
Interest received		0.1	0.8
Net cash used in investing activities		(17.4)	(11.3)
Cash flows from financing activities			
Proceeds from issuance or diminutions of shares		-	(58.9)
Purchase of treasury shares		(0.8)	-
Proceeds from borrowings		-	19.6
Repayments of borrowings		-	(18.3)
Cash received on Swap settlement		-	3.8
Increase/(decrease) in other long-term liabilities		-	0.2
Net cash used in financing activities		(0.8)	(53.6)
Net change in cash and cash equivalents		8.6	(42.2)
Cash and cash equivalents at beginning of period		64.1	87.5
Exchange gain/(loss) on cash and cash equivalents		(1.2)	1.4
Cash and cash equivalents at end of period		**71.5**	**46.7**

Notes to the interim consolidated financial statements

Note 1. Information about the company and the Group

Saft Groupe S.A. (the "Company", and collectively with its consolidated subsidiaries the "Group" or "Saft") was formed in March 2005 by investment funds managed by Doughty Hanson & Co. Limited (the "Doughty Hanson Funds") to bring together, under the control of a company organised under French law, the various operating subsidiaries of the Saft Group acquired directly or indirectly by Saft Finance Sarl (a company formed under Luxembourg law in connection with the January 2004 acquisition of the operational entities of the Saft Group by the Doughty Hanson Funds from Alcatel).

Saft is a world specialist in the design and manufacture of high-tech batteries for industry. Saft batteries are used in high performance applications such as industrial infrastructure and processes, transportation, space and defence. Saft is the world's leading manufacturer of nickel-cadmium batteries for industrial applications and of primary lithium batteries for a wide range of end markets. The Group is also the European leader for specialised advanced technologies for the defence and space industries.

On 19 September 2006, the Management Board approved and authorised publication of the consolidated interim financial statements of Saft Groupe SA.

The parent company of the Group is Saft Groupe S.A., whose registered office is at 12 rue Sadi Carnot, 93170 Bagnolet, France.

Unless otherwise indicated, the consolidated financial statements are presented in millions of euros.

Note 2. Basis of preparation

Statement of compliance

This condensed interim financial information for the half year ended 30 June 2006 has been prepared in accordance with IAS 34, "Interim financial reporting". The interim condensed financial report should be read in conjunction with the annual financial statements for the year ended 31 December 2005.

Accounting policies

The accounting policies applied in these condensed consolidated interim financial statements are consistent with those applied by the Company in its consolidated financial statements for the year ended 31 December 2005 with the exception of the accounting principle regarding joint ventures.

In January 2006, the joint venture Johnson Controls – Saft Advanced Power Solutions LLC ("JC-S"), was established with the objective of becoming the leading Western supplier of batteries for hybrid and electric vehicles. In December 2005, the International Accounting Standards Board, in the context of the short term convergence project with US GAAP, reached tentative agreement whereby the proportionate consolidation method would be removed as an option for accounting for interests in jointly controlled entities. Considering the importance that JC-S may have for Saft, and to avoid a future impact of change of accounting principle after the joint venture is in operation, Saft's Management Board has decided to anticipate in 2006 the proposed change to IFRS and apply equity accounting for all jointly controlled joint ventures, as already allowed by IFRS. This also resulted in changing the accounting for the ASB/MSB joint venture with EADS from proportionate consolidation to equity accounting. The effect of this change in accounting principle is disclosed in note 10.

New IFRS standards and IFRIC interpretations as adopted by the EU for periods beginning from 1st January 2006 have been applied by the company and have not led to any significant changes in measurement and presentation.

The company has not anticipated the implementation of any standards and interpretations which are not mandatory in 2006.

Critical accounting estimates and assumptions

The preparation of the consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, assumptions and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities at the balance sheet date and the amount of income and expenses for the reporting period. Actual results may differ from these estimates.

Change in scope of consolidation

Saft continues to invest in order to deliver long term growth. In January 2006, Saft and Johnson Controls created Johnson Controls-Saft Advanced Power Solutions LLC (JC-S"), a joint venture with the objective of becoming the leading Western supplier of batteries for hybrid and electric vehicles. Saft's proven expertise in high-performance, advanced battery technologies complements the strengths of Johnson Controls in high volume production capabilities and outstanding knowledge of the global car industry. Saft contributed know-how, technology licences and contracts for a 49% stake. Johnson Controls contributed know-how, technology licences, contracts and $40m of cash and assets for a 51% stake. Also in January 2006, Saft acquired a controlling 51% stake in an Indian industrial Ni-Cd battery manufacturer, AMCO Power Systems Ltd, effective from January 2006 and subsequently renamed AMCO-Saft India Ltd. Objectives will be to expand this company's existing business in the local industrial standby markets, and further penetrate the Indian railway and military markets. The effect of this acquisition on the interim financial statements is disclosed in note 11.

Seasonality

Saft's business is generally not seasonal, except for the following influences :

- Sales tend to be lower in the third quarter due to manufacturing shutdowns during the summer months.
- Sales in the Space and Traditional Defence sectors within SBG, which represent approximately 8% of group sales, can be biased towards the 4th quarter, due to the timing of contractual milestones.
- The net effect of the above influences is that sales (and therefore profitability) are generally slightly higher in the first half of the year, compared with the second half.

Note 3. Scope of consolidation

As described in Note 1, Saft Groupe SA was incorporated in March 2005 and has become the Group's parent company.

The scope of consolidation at June 30th 2006 comprises the following companies :

Company name	Country	Percentage of control and interest	Consolidation method
Saft Groupe SA	France	100	Full
Saft Australia Pty Ltd	Australia	100	Full
Saft Batteries Pty Ltd	Australia	100	Full
Saft Zhuhai Ftz	China	100	Full
Saft Nife ME Ltd	Cyprus	100	Full
Saft Ferak AS	Czech Republic	100	Full
Saft UK Ltd	England	100	Full
Saft S.A.	France	100	Full
Saft Acquisition S.A.S.	France	100	Full
Friemann & Wolf Baterietechnik GmbH (Friwo)	Germany	100	Full
Saft Batterien GmbH	Germany	100	Full
SGH	Germany	100	Full
Tadiran Batteries GmbH	Germany	100	Full
Saft Hong Kong Ltd	Hong Kong	100	Full
Tadiran Batteries Ltd	Israel	100	Full
Saft Batterie Italia Srl	Italy	100	Full
Amco-Saft India Limited	India	51	Full
Saft Finance Sarl	Luxembourg	100	Full
Saft Batterijen BV	Netherlands	100	Full
Saft AS Norway	Norway	100	Full
Saft Batterie Pte Ltd	Singapore	100	Full
Saft Baterias SL	Spain	100	Full
Alcad AB	Sweden	100	Full
KB Fastjung 9	Sweden	100	Full
Saft AB	Sweden	100	Full
Saft Sweden AB	Sweden	100	Full
Eternacell, Inc.	United States	100	Full
Florida Substrate Inc.	United States	100	Full
Saft America Inc.	United States	100	Full
Saft Federal Systems Inc.	United States	100	Full
Saft US 2003 Inc.	United States	100	Full
Saft JV Holding Co	United States	100	Full
ASB	France	50	Equity Accounting
MSB	Scotland	50	Equity Accounting
ATB	United States	50	Equity Accounting
Johnson Controls-Saft Advanced Power Solutions LLC	United States	49	Equity Accounting

In the table above, "Full" signifies that a company is consolidated using the full consolidation method and "Equity Accounting" signifies that a company is consolidated using the equity accounting consolidation method.

In the context of its electric vehicle battery production activities, Saft has entered into a partnership agreement with an automobile manufacturer, under which both companies are members of two economic interest groupings (EIGs). Under the agreement, the automobile manufacturer markets vehicles fitted with Saft batteries. One of the EIGs (GBLA) owns the batteries. The other EIG (GLM 1) leases the batteries to the vehicle owners. Saft has interests of 25% in GBLA and 26% in GLM 1.

Note 4. Information by business segment and geographical segment

a) Information by business segment

The Saft Group comprises five segments:

- The **Specialty Battery Group (SBG),** which manufactures batteries for applications including water, gas and electricity utility meters, automated meter readers and road tolling systems, computer memory back-up systems, satellites, radios and other portable systems for military use, missiles, and torpedoes.
- The **Industrial Battery Group (IBG),** which manufactures batteries used for standby power supplies for industrial applications, telecommunications networks and the aviation and rail industries.
- The **Rechargeable Battery Systems (RBS)** division, which manufactures a specialised range of rechargeable batteries used in emergency lighting, professional electronics and a limited number of consumer electronics applications.
- The **Johnson Controls-Saft (JC-S)** division, which is specialised in the development, production and selling of advanced technology batteries for hybrid and electric vehicles.
- The **Other** segment comprises the Group's holding companies. It also includes central functions such as IT, research and central management, finance and administration.

Segment performance is measured by reference to pre-tax net income from operations.

The tables below show information for the four main operating divisions, and for the "Other" segment.

Six months ended June 30, 2006:

in € million	IBG	RBS	SBG	JCS	Other	Total
Segment revenues	142.8	51.1	151.0	-	-	344.9
Inter-segment revenues	(22.1)	(10.8)	(31.1)	-	-	(64.0)
Consolidated revenues	**120.7**	**40.3**	**119.9**	-	-	**280.9**
Operating profit	25.4	(3.5)	21.3	16.4	(1.8)	57.8
Share of profit / (loss) of associates	-	-	0.1	(1.7)	-	(1.6)
Depreciation of property, plant & equipment	(3.0)	(1.0)	(3.4)	-	(0.4)	(7.8)
Amortisation of intangible assets	(1.9)	(0.4)	(2.7)	-	-	(5.0)
Provisions for restructuring	0.1	(0.3)	-	-	-	(0.2)
Other operating income/expenses	(0.2)	-	(0.7)	16.4	1.3	16.8

Six months ended June 30, 2005:

in € million	IBG	RBS	SBG	JCS	Other	Total
Segment revenues	138.8	54.0	156.9	-	-	349.7
Inter-segment revenues	(21.9)	(9.1)	(28.9)	-	-	(59.9)
Consolidated revenues	**116.9**	**44.9**	**128.0**	-	-	**289.8**
Operating profit	25.7	(0.5)	25.7	-	(11.2)	39.7
Share of profit / (loss) of associates	-	-	0.2	-	-	0.2
Depreciation of property, plant & equipment	(3.0)	(1.2)	(3.5)	-	(0.4)	(8.1)
Amortisation of intangible assets	(1.8)	(0.3)	(3.0)	-	(0.2)	(5.3)
Provisions for restructuring	(0.2)	-	-	-	(0.1)	(0.3)
Other operating income/expenses	-	-	-	-	0.1	0.1
Transaction expenses	-	-	-	-	(6.3)	(6.3)

At June 30, 2006:

in € million	IBG	RBS	SBG	JCS	Other	Total
Total assets	178.6	70.8	302.8	14.2	210.3	776.8
Total liabilities	64.7	17.0	88.1	6.4	509.2	685.4
Acquisitions of property, plant & equipment and intangible assets	(5.4)	(1.2)	(8.1)	-	(0.3)	(15.0)

At December 31, 2005 :

in € million	IBG	RBS	SBG	JCS	Other	Total
Total assets	169.4	70.5	301.3	-	224.3	765.5
Total liabilities	36.1	19.6	61.2	-	575.5	692.4
Acquisitions of property, plant & equipment and intangible assets	(7.2)	(2.8)	(10.9)	-	(1.2)	(22.1)

b) Information by geographical segment

- Consolidated revenues by geographical segment:

in € million Six months ended:	June 30, 2006	June 30, 2005
Europe	146.7	148.9
North America	94.7	105.4
Asia/Oceania	27.1	21.6
Middle East and Africa	11.3	12.4
South America	1.1	1.4
Other	-	0.1
Total	**280.9**	**289.8**

Revenues are allocated according to the geographical location of the customer.

- Total assets:

in € million	At June 30, 2006	At December 31, 2005
Europe	591.0	599.4
North America	143.8	131.3
Asia/Oceania	11.1	6.8
Middle East and Africa	30.9	28.0
South America	-	-
Other	-	-
Total	**776.8**	**765.5**

Assets are allocated according to the geographical location of the asset.

- Acquisitions of property, plant and equipment and intangible assets

in € million Six months ended:	June 30, 2006	June 30, 2005
Europe	8.7	10.2
North America	3.7	1.2
Asia/Oceania	1.5	0.1
Middle East and Africa	1.1	0.6
South America	-	-
Other	-	-
Total	**15.0**	**12.1**

Acquisitions of property, plant and equipment and intangible assets are allocated according to the geographical location of the asset.

Note 5. Statement of changes in consolidated shareholders' equity

in € million	Attributable to equity holders of the company			Minority interest	Shareholders' equity
	Share capital	Share premium	Consolidated reserves and retained earnings		
Balance at 31 December 2004	**11.0**	**-**	**8.7**	**-**	**19.7**
IAS 32/39 at 1st January 2005	**-**	**-**	**2.7**	**-**	**2.7**
Balance at 1st January 2005	**11.0**	**-**	**11.4**	**-**	**22.4**
Saft Groupe SA initial share capital	0.2	-	-	-	0.2
Transfer of Saft Finance to Saft Groupe SA	15.0	129.9	-	-	144.9
Accounting treatment of reverse acquisition	(11.0)	(193.0)	-	-	(240.0)
Share issue subsequent to IPO (incl. issue reserved for employees	3.2	77.2	-	-	80.4
Net income/(expenses) recognised directly in equity*	-	-	0.8	-	0.8
Net income for the period	-	-	5.2	-	5.2
Balance at 30 June 2005	**18.4**	**14.1**	**17.4**	**-**	**49.9**
Share issue subsequent to IPO (incl. issue reserved for employees	0.1	0.9	-	-	0.9
Employees share option scheme (value of employees services)	-	0.6	-	-	0.6
Net income/(expenses) recognised directly in equity*	-	-	6.5	-	6.5
Net income for the period	-	-	15.1	-	15.1
Balance at December 31st 2005	**18.5**	**15.5**	**39.0**	**-**	**73.0**
Appropriation of previous year results	-	(6.1)	6.1	-	-
Employees share option scheme (value of employees services)	-	-	0.5	-	0.5
Dividend to be paid	-	(12.0)	-	-	(12.0)
Treasury shares	-	-	(0.8)	-	(0.8)
Acquisition of AMCO-Saft India Ltd	-	-	-	0.8	0.8
Net Income/(expenses) recognised directly in equity*	-	-	(0.2)	(0.1)	(0.3)
Net income for the period	-	-	31.1	-	31.1
Balance at 30 June 2006	**18.5**	**(2.6)**	**75.7**	**0.7**	**92.3**

(*) See the Interim Consolidated Statement of income and expenses recognised in the period

Note 6. Provisions for liabilities and charges

in € million	Provisions for Contractual claims	Provisions for Restructuring	Other provisions	Total
January 1, 2005	**53.5**	**6.1**	**12.4**	**72.0**
Charges	9.1	5.2	1.1	15.4
Utilisations	(4.0)	(2.7)	(0.9)	(7.6)
Releases	(11.1)	(0.8)	(0.8)	(12.7)
Transfers	(0.2)	0.7	1.2	1.7
Foreign exchange gain / (loss)	2.8	-	1.2	4.0
Translation adjustment	-	-	0.2	0.2
At December 31, 2005	**50.1**	**8.5**	**14.4**	**73.0**
At January 1, 2006	**50.1**	**8.5**	**14.4**	**73.0**
Charges	1.5	0.1	0.3	1.9
Utilisations	(2.0)	(1.6)	-	(3.7)
Releases	(3.2)	(0.3)	(0.2)	(3.6)
Foreign exchange gain / (loss)	(1.5)	-	(0.7)	(2.2)
Translation adjustment	-	-	0.1	0.1
At June 30, 2006	**44.9**	**6.7**	**13.9**	**65.5**

Balance sheet :

in € million	At June 30, 2006	At December 31, 2005
Non-current	45.6	50.6
Current	19.9	22.4
	65.5	**73.0**

Detail of provision for contractual claims :

in € million	At June 30, 2006	At December 31, 2005
Provisions for warranties	37.1	40.9
Provisions for fines & penalties	0.1	0.4
Provisions for litigation *	1.5	1.4
Provisions for losses on long-term contracts	0.2	0.1
Other provisions **	6.0	7.3
	44.9	**50.1**

(*) The company estimates that no litigation, taken individually, is material.
(**) Mainly comprises provisions for end-of-life battery recycling costs.

Note 7. Other operating income / expenses

This item comprises:

in € million	Six months ended June 30, 2006	Six months ended June 30, 2005
Creation of JC-S	16.4	-
Gains on disposals of non-current assets	-	-
Other	1.3	0.3
Other income	**17.7**	**0.3**
Creation of JC-S	(0.9)	-
Losses on disposal of non-current assets	-	-
Other	-	(0.2)
Other expenses	**(0.9)**	**(0.2)**
	16.8	**0.1**

In its French operations, the Saft Group benefits from a research tax credit calculated on the basis of its research expenses. The benefit recognised in "Other income", amounts to € 1.3 million at the end of June 2006.

At 30 June 2006, included in other operating income/expenses, is a net non-recurring profit of € 15.5m arising from the creation of the JV Johnson Controls-Saft. This represents Saft's portion of the gain on assets contributed to the joint venture that is attributable to the interests of the other venturers.

Note 8. Financial income / expenses

In millions Euros	6 months ended	
	June 2006	**June 2005**
Financial income from cash and cash equivalents	0.4	1.7
Finance costs on gross debt	(8.2)	(18.5)
Other financial income and expenses	(0.7)	(9.5)
	(8.5)	**(26.3)**

The reduction in finance costs on gross debt is due to the refinancing which took place in July 2005. This resulted in lower debt and lower interest rates. Other financial income and expenses for the six months ended June 30, 2005 included a foreign exchange loss of €8.7 million arising from translation differences on bank debt denominated in currencies other than the entity's functional currency. Since 1st July 2005, no foreign exchange gain or loss is recognised in respect of the new senior debt denominated in US dollars as this debt is considered to be a hedge of the net investment in foreign entities.

Note 9. Cash flow from operations

Cash flow generated by operating activities:

in € million	Six months ended June 30, 2006	Six months ended June 30, 2005
Profit for the period	31.1	5.2
Adjustments for :		
- Share of profit / (loss) of associates	1.6	(0.2)
- Tax	16.6	8.4
- Intangible assets amortisation	5.0	5.3
- Fixed assets depreciation	7.8	8.1
- Employee shares offering & stock option plan	0.6	0.3
- Financial income / expenses	8.5	26.3
- Profit on creation of JC-S	(16.4)	-
- Finance leases	(0.1)	(0.1)
- Net movements in provisions	(5.4)	(3.2)
- Net (gain) / loss on disposal of non-current assets	0.9	-
Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation)		
- inventories	(5.2)	8.7
- trade and other receivables	1.5	(9.2)
- trade and other payables	(7.3)	(7.9)
Cash generated from operations	**39.2**	**41.7**

Note 10. Effect of changing consolidated accounting for ASB / MSB

In 2005, the Group ASB/MSB was proportionally consolidated. From 2006, it will be consolidated using the equity method. The 2005 published financial statements have been restated to reflect this change in consolidation method.

The principal impacts on the financial statements are as follows :

En millions d'euros	30 June 2005	30 June 2006
On sales	(4.3)	(4.5)
On cash and cash equivalents	(4.6)	(4.4)
On the share of profit of associate	0.2	0.1

Note 11. Impact of acquisition of AMCO-Saft India Ltd

	Millions euros
Purchase consideration	
- Cash paid	1.6
- Fair value of net identifiable assets	1.5
- Fair value of net identifiable assets acquired 51%	0.8
Goodwill	**0.8**
Assets and liabilities arising from the acquisition	
- Fixed assets	0.3
- Other current assets	1.9
- Deferred tax asset	0.1
- Liabilities	(0.7)
- Provisions	(0.1)
	1.5

AMCO-Saft India Ltd contributed net revenues of 1 million euros to the Group for the period from the acquisition to June 30, 2006 and the contribution to net profit of the Group is not significant.

The Group has yet to finalise the amount of the fair value of the net identifiable assets acquired.

STATUTORY AUDITORS' REVIEW REPORT

SAFT GROUPE SA

**STATUTORY AUDITORS' REVIEW REPORT
ON FIRST HALF-YEAR FINANCIAL INFORMATION FOR 2006**

(Period from January 1, 2006 to June 30, 2006)

PRICEWATERHOUSECOOPERS AUDIT

**63, rue de Villiers
92208 Neuilly-sur-Seine**

**MOORESTEPHENS SYC
SYC SA
15, rue du Midi
92200 Neuilly-sur-Seine**

STATUTORY AUDITORS' REVIEW REPORT ON FIRST HALF-YEAR FINANCIAL INFORMATION FOR 2006

(Period from January 1, 2006 to June 30, 2006)

This is a free translation into English of the Statutory Auditors' review report issued in French and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as statutory auditors and in accordance with the requirements of article L 232-7 of French Commercial Law ("*Code de Commerce*"), we hereby report to you on:

- the review of the accompanying condensed half-year consolidated financial statements of Saft Groupe SA, for the period January 1 to June 30, 2006,
- the verification of information contained in the half-year management report.

These condensed half-year consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-year consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 - standard of the IFRSs as adopted by the European Union applicable to interim financial information.

In accordance with professional standards applicable in France, we have also verified the information given in the half-year management report on the condensed half-year consolidated financial statements subject to our review.

We have no matters to report as to its fair presentation and consistency with the condensed half-year consolidated financial statements.

Neuilly-sur-Seine, September 19, 2006

The statutory auditors,

PricewaterhouseCoopers Audit	MOORESTEPHENS SYC SYC SA
Bruno TESNIERE	Serge YABLONSKY